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04003736

**U.S. SECU[...] E COMMISSION**
**WASHINGTON, D.C. 20549**



| | FACING PAGE | |
|---|---|---|
| **Annual Audited Report Form X-17A-5—Part III** | **Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder** | **SEC File No. 8-35359** |

**REPORT FOR THE PERIOD BEGINNING** January 1, 2003 (MM/DD/YY) **AND ENDING** December 31, 2003 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

**Name of Broker-Dealer:**
U.S. Bancorp Investments, Inc.

**Official Use Only**

**Firm ID No.** 17868

**Address of Principal Place of Business:**
60 Livingston Road
**(No. and Street)**

| Saint Paul | Minnesota | 55107 |
|---|---|---|
| **(City)** | **(State)** | **(Zip Code)** |

**Name and Telephone Number of Person to Contact in Regard to This Report**

Trudi M. Buckley — (314) 418-1585
**(Area Code—Telephone Number)**

## B. ACCOUNTANT IDENTIFICATION

**INDEPENDENT PUBLIC ACCOUNTANT** whose opinion is contained in this Report*

Ernst & Young LLP
**(Name—if individual, state last, first, middle name)**

| 220 South Sixth Street | Minneapolis | Minnesota | 55402 |
|---|---|---|---|
| **(Address)** | **City** | **State** | **(Zip Code)** |

***Check One:***
✔ Certified Public Accountant
___ Public Accountant
___ Accountant not resident in U.S. or any of its possessions.



***For Official Use Only***

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

**SEC 1410 (3.91)**

# OATH OR AFFIRMATION

I, **Daniel J. Trueman,** swear (or affirm) that to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **U.S. Bancorp Investments, Inc.** as of **December 31, 2003** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions.

**Signature**

SVP-Chief Financial Officer
**Title**

Subscribed and sworn to before me this 24th
Day of February, 2004.

**Notary Public**

THEA M. JESTES
Notary Public - Notary Seal
STATE OF MISSOURI
City of St. Louis
My Commission Expires: Apr. 3, 2005

My commission expires:

This report** contains (check all applicable boxes):

- ✔ (a) Facing page.
- ✔ (b) Statement of Financial Condition.
- ✔ (c) Statement of Operations.
- ✔ (d) Statement of Cash Flows.
- ✔ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ✔ (g) Computation of Net Capital.
- ✔ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ✔ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ✔ (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ✔ Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a5(e)(3).*

U.S. Bancorp Investments, Inc.

Financial Statements and
Supplemental Information

Year Ended December 31, 2003

## Contents

ERNST & YOUNG

Ernst & Young LLP
220 South Sixth Street, Ste 1400
Minneapolis, MN 55402-4509

Phone: (612) 343-1000
www.ey.com

# Report of Independent Auditors

The Board of Directors and Stockholder
U.S. Bancorp Investments, Inc.

We have audited the accompanying statement of financial condition of U.S. Bancorp Investments, Inc. (the Company) as of December 31, 2003, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of U.S. Bancorp Investments, Inc. at December 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2 of the Notes to Financial Statements, in 2003, the Company changed its method of accounting for stock-based compensation.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

February 18, 2004

0402-0511492

# U.S. Bancorp Investments, Inc.

## Statement of Financial Condition

December 31, 2003

| | |
|---|---|
| **Assets** | |
| Cash and due from affiliates | $322,569,184 |
| Receivables: | |
| Customers | 27,808,081 |
| Brokers, dealers, and clearing organizations | 14,952,566 |
| Securities purchased under agreements to resell | 5,000,000 |
| Investments, at fair value | 1,294,413 |
| Debt securities, at fair value | 44,131,000 |
| Fixed assets, at cost, net of accumulated depreciation and amortization of $6,680,394 | 1,913,235 |
| Goodwill | 31,306,666 |
| Other assets | 1,055,089 |
| Total assets | $450,030,234 |
| | |
| **Liabilities and stockholder's equity** | |
| Payables: | |
| Customers | $ 21,780,875 |
| Brokers, dealers, and clearing organizations | 2,217,711 |
| Certificate holders | 44,131,000 |
| Affiliates | 4,228,760 |
| Securities sold under agreements to repurchase | 504,641 |
| Accrued compensation | 7,846,575 |
| Deferred tax liability | 6,614,100 |
| Other liabilities and accrued expenses | 2,912,815 |
| Total liabilities | 90,236,477 |
| | |
| Stockholder's equity: | |
| Common stock, $0.01 par value; 100,000 shares authorized, 100,000 shares issued and outstanding | 1,000 |
| Additional paid-in capital | 434,627,587 |
| Accumulated deficit | (74,834,830) |
| Total stockholder's equity | 359,793,757 |
| Total liabilities and stockholder's equity | $450,030,234 |

# U.S. Bancorp Investments, Inc.

## Statement of Operations

### Year Ended December 31, 2003

| | |
|---|---|
| Revenues: | |
| Commissions | $144,966,377 |
| Interest | 1,755,835 |
| Revenue sharing from affiliates | 2,661,853 |
| Other income | 1,398,750 |
| Total revenue | 150,782,815 |
| | |
| Interest expense | 28,448 |
| Interest expense to affiliates | 31,438 |
| Total interest expense | 59,886 |
| Net revenue | 150,722,929 |
| | |
| Expenses: | |
| Employee compensation and related benefits | 79,610,539 |
| Occupancy and equipment | 937,903 |
| Communications and data processing | 7,395,050 |
| Travel and promotional | 2,303,779 |
| Royalty fees and other charges from affiliates and parent | 20,731,701 |
| Revenue allocation to affiliates | 36,844,911 |
| Other operating expenses | 7,117,403 |
| Total expenses | 154,941,286 |
| Loss from continuing operations before income tax | (4,218,357) |
| Income tax benefit | 707,503 |
| Loss from continuing operations | (3,510,854) |
| Income from discontinued operations, net of tax | 38,625,917 |
| Net income | $ 35,115,063 |

## U.S. Bancorp Investments, Inc.

## Statement of Changes in Stockholder's Equity

### Year Ended December 31, 2003

| | Common Stock | Additional Paid-in Capital | Accumulated Deficit | Total |
|---|---|---|---|---|
| Balance at December 31, 2002 | $ 300 | $266,355,481 | $ 24,243,835 | $290,599,616 |
| Cumulative impact of retroactive restatement | – | – | (91,337,344) | (91,337,344) |
| Adjustments for business combination | 700 | 652,731,529 | (42,856,384) | 609,875,845 |
| Balance at January 1, 2003 | 1,000 | 919,087,010 | (109,949,893) | 809,138,117 |
| Capital contribution from parent | – | **200,000,000** | – | **200,000,000** |
| Special dividend – Piper Jaffray | – | **(684,459,423)** | – | **(684,459,423)** |
| Net income | – | – | **35,115,063** | **35,115,063** |
| Balance at December 31, 2003 | **$1,000** | **$434,627,587** | **$ (74,834,830)** | **$359,793,757** |

# U.S. Bancorp Investments, Inc.

## Statement of Cash Flows

### Year Ended December 31, 2003

| | |
|---|---|
| **Operating activities** | |
| Net income | $ 35,115,063 |
| Adjustments to reconcile net income to net cash provided by operating activities: | |
| Depreciation and amortization | 910,809 |
| Payment to parent for retroactive stock-based compensation | (91,337,344) |
| (Increase) decrease in operating assets: | |
| Receivables from customers | 18,011,439 |
| Receivables from brokers, dealers, and clearing organizations | 8,633,129 |
| Receivables from affiliates | 1,239,904 |
| Securities purchased under agreements to resell | 113,873,500 |
| Investments | 33,637,711 |
| Other assets | 693,442 |
| Increase (decrease) in operating liabilities: | |
| Payables to customers | 5,745,353 |
| Payables to brokers, dealers, and clearing organizations | (9,255,910) |
| Payables to affiliates | (1,414,963) |
| Securities sold under agreements to repurchase | (115,286,651) |
| Accrued compensation | (344,403) |
| Deferred tax liability | 22,505,294 |
| Other liabilities and accrued expenses | (4,536,543) |
| Net cash provided by operating activities | 18,189,830 |
| **Investing activities** | |
| Purchases of fixed assets | (1,632,386) |
| Proceeds from sales of fixed assets | 52,189 |
| Net impact of discontinued operations | (74,613,828) |
| Net cash used in investing activities | (76,194,025) |
| **Financing activities** | |
| Decrease in short-term borrowings from affiliates | (21,800,000) |
| Capital contribution from parent | 200,000,000 |
| Net cash provided by financing activities | 178,200,000 |
| Net increase in cash and due from affiliated banks | 120,195,805 |
| Cash and due from affiliated banks at beginning of period | 202,373,379 |
| Cash and due from affiliated banks at end of period | $322,569,184 |
| **Supplemental disclosure of cash flow information from continuing operations** | |
| Cash paid during the period ended for: | |
| Interest | $ 85,779 |
| Income taxes | $ 2,222,394 |

## 1. Organization

U.S. Bancorp Investments, Inc. (the Company), a wholly owned subsidiary of U.S. Bancorp (USB or the Parent), is a NASD-registered securities broker-dealer. The Company trades and effects transactions in listed and unlisted equity securities, U.S. government securities, and corporate and municipal securities. The Company also sells mutual fund shares, acts as a broker of option contracts, and provides other financial services to retail customers through its bank-branch-based registered representatives.

On February 19, 2003, the Company's parent, U.S. Bancorp, announced that its Board of Directors approved a plan to effect a spin-off of its capital markets business unit, including the investment banking and brokerage activities primarily conducted by its wholly owned subsidiary, Piper Jaffray Companies. As a result of this decision, certain transactions occurred that are reflected in the Company's financial statements. These transactions include the transfer of a significant portion of the Company's fixed income capital markets division to U.S. Bancorp Piper Jaffray Inc. (USBPJI), the merger of the Company into U.S. Bancorp Piper Jaffray Companies Inc. (USBPJC) with the surviving company renamed U.S. Bancorp Investments, Inc., the subsequent contribution of the business previously conducted through USBPJI and its subsidiaries into a newly formed subsidiary, Piper Jaffray Companies, and the distribution of this subsidiary to the Company's parent through a special dividend on December 30, 2003. As a result of the December 30, 2003 distribution, the results of USBPJI, including the fixed income capital markets division, are reported in the Company's statement of operations as discontinued operations. Refer to Note 15, Business Combination and Discontinued Operations, for further detail.

In the ordinary course of business, the Company enters into transactions with USB and other affiliates. The Company's results may be significantly different if it operated as a stand-alone entity. Affiliated transactions are described in Note 11, Transactions With Affiliates.

## 2. Summary of Significant Accounting Policies

### Cash and Due From Affiliates

Cash and due from affiliates includes cash and investments in affiliated money market funds and investments with maturities of less than three months from purchase.

## 2. Summary of Significant Accounting Policies (continued)

### Cash Segregated Under Federal and Other Regulations

Included in cash at December 31, 2003 is $13,000,000 of cash segregated and secured in accordance with federal and other regulations.

### Securities Transactions

Securities transactions are recorded on a settlement-date basis, which does not differ materially from a trade-date basis.

### Securities Purchased Under Agreements to Resell and Securities Sold Under Agreements to Repurchase

Securities purchased under agreements to resell and securities sold under agreements to repurchase generally are collateralized by U.S. government and agency obligations and are carried at the amounts at which the securities will be subsequently resold or repurchased. It is the Company's policy to take possession of securities purchased under agreements to resell. Counterparties are principally primary dealers of U.S. government securities and financial institutions. Collateral is valued daily and additional collateral is obtained from counterparties when appropriate. Interest is accrued on resale and repurchase contracts and is included in other assets and other liabilities and accrued expenses on the statement of financial condition and the respective interest balances on the statement of operations.

### Investments

The Company invests in limited partnership interests in private equity funds. Investments in limited partnerships and limited liability companies with an ownership interest of greater than 5% are accounted for using the equity method of accounting. All equity investments are evaluated for impairment at least annually and more frequently if certain criteria are met.

### Debt Securities

Debt securities are stated at estimated fair value. Fair value is based on the present value of future expected cash flows or upon the evaluation of collateral for certain collateral-dependent securities using management's best estimates of key assumptions.

## 2. Summary of Significant Accounting Policies (continued)

### Fixed Assets

Fixed assets include office equipment, software, and leasehold improvements. Depreciation of office equipment and software is recorded using the straight-line method over estimated useful lives of three to seven years. Leasehold improvements are amortized over the asset's estimated useful life or the life of the lease, whichever is shorter. For the year ended December 31, 2003, depreciation and amortization of office equipment and leasehold improvements totaled $563,289 and is included in occupancy and equipment in the statement of operations. Software amortization totaled $347,520 and is included in other operating expenses in the statement of operations.

### Goodwill

The price paid over the net fair value of acquired businesses (goodwill) is not amortized. The recoverability of goodwill is evaluated annually at a minimum, or on an interim basis if events or circumstances indicate a possible inability to realize the carrying amount. The evaluation includes assessing the estimated fair value of the business based on market prices for similar businesses, if available, and the present value of the estimated future cash flows associated with the business. During 2003, the Company completed its impairment assessment and concluded that no impairment existed.

### Fair Value of Financial Instruments

At December 31, 2003, substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value because they are short-term in nature or reprice frequently.

### Stock-Based Compensation

Certain of the Company's employees are granted stock options to purchase common stock of USB. Stock option grants are for a fixed number of shares at an exercise price equal to the fair value of the shares at the date of grant. Options granted under the plan are generally exercisable up to ten years from the date of grant and vest over three to five years. The Company recognizes stock-based compensation in its results of operations utilizing the fair value method under Statement of Financial Accounting Standard (SFAS) No. 123, *Accounting for Stock-Based Compensation.* In previous years, the Company accounted for stock-based employee compensation under the intrinsic method and provided disclosure of the impact of the fair-value method on reported income. For its

## 2. Summary of Significant Accounting Policies (continued)

2003 financial statements, the Company has elected to adopt the "fair value" method of accounting for stock-based compensation. This resulted in the Company recognizing compensation expense for the estimated fair value of all employee stock options granted, modified, or settled after January 1, 1995. The Company has implemented this accounting change utilizing the "retroactive restatement method," which requires all financial statement periods to be restated for all stock-based compensation. The impact of this change for prior periods resulted in a reduction of retained earnings of $91,337,344. The adoption of the "fair value" method under SFAS No. 123 occurred after the spin-off of Piper Jaffray. The portion of the restatement amount related to Piper Jaffray was $85,521,594.

Stock-based compensation expense is based on the fair value of the award at the date of grant or modification. The fair value of options was estimated using the Black-Scholes option-pricing model requiring the use of subjective valuation assumptions. Because employee stock options have characteristics that differ from those of traded options, including vesting provisions and trading limitations that impact their liquidity, the determined value used to measure compensation expense may vary from their actual fair value. The stock-based compensation expense is recognized using an accelerated method of amortization for awards. The amortization of stock-based compensation reflects estimated forfeitures adjusted for actual forfeiture experience. Stock-based compensation expense, net of the related tax benefit, is settled currently between the Company and USB. The stock-based compensation expense for the current year, net of tax, was $863,572. Also, $917,313, net of tax, was included in discontinued operations for the current year. Refer to Note 13, Employee Benefit Plans and Stock-Based Compensation, for further detail.

### Income Taxes

The Company files a consolidated federal income tax return with USB and its affiliates. For state tax purposes, the Company is also included in the filing of any unitary state tax returns with USB and its affiliates when permitted. Payments are made to or received from USB each quarter for federal taxes based on the Company's estimated share of the consolidated federal tax liability. Payments are made to or received from USB annually for state income taxes based on the state taxable income for the consolidated group and the Company's state apportionment factors. Deferred taxes are recorded based upon differences between the financial statement and tax basis of assets and liabilities.

## 2. Summary of Significant Accounting Policies (continued)

### Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

## 3. Receivables From and Payables to Customers

| | |
|---|---|
| Amounts receivable from customers include: | |
| Cash transactions | $ 1,875,199 |
| Margin accounts | 25,932,882 |
| Total receivables | $27,808,081 |
| | |
| Amounts payable to customers include: | |
| Cash transactions | $21,780,875 |

Securities owned by customers are held as collateral for margin receivables. Such collateral is not reflected in the financial statements. Margin loan receivables earn interest at floating interest rates.

Payables to customers primarily consist of customer funds pending completion of securities transactions and customer funds on deposit.

## 4. Receivables From and Payables to Brokers, Dealers, and Clearing Organizations

| | |
|---|---|
| Receivables from brokers, dealers, and clearing organizations include: | |
| Receivables from brokers, dealers, and clearing organizations | $13,372,015 |
| Securities failed to deliver | 1,580,551 |
| Total receivables | $14,952,566 |
| | |
| Payables to brokers, dealers, and clearing organizations include: | |
| Securities failed to receive | $ 457,977 |
| Payables to brokers, dealers, and clearing organizations | 1,759,734 |
| Total payables | $ 2,217,711 |

Securities failed to deliver and receive represent the contract value of securities which have not been delivered or received by the Company on settlement date.

**5. Investments**

At December 31, 2003, the Company's investments are as follows:

| | |
|---|---|
| Investments in limited partnerships | $1,291,984 |
| Bankers' acceptances, certificates of deposit, and commercial paper | 100 |
| Government securities | 2,329 |
| | $1,294,413 |

**6. Debt Securities and Payable to Certificate Holders**

The Company, as Trustor, has created certain trusts, which were organized to acquire tax-exempt debt securities and hold such securities to provide for the creation and issuance of tax-exempt, variable-rate certificates. The certificates are marketed to accredited institutional investors. The Company transferred the debt securities to such trusts. As the Company has not surrendered control over the transferred assets, the transfers are recorded as secured borrowings, with the debt securities and corresponding amounts payable to certificate holders recorded as assets and liabilities, respectively, in the statement of financial condition.

The Company applies the provisions of the Financial Accounting Standards Board's Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* (FIN 45), which provides accounting and disclosure requirements for certain guarantees. The Company guarantees payments to certain certificate holders of these company-sponsored investment trusts with varying termination dates extending through September 2004. The maximum potential future payments guaranteed by the Company under these arrangements was approximately $49,131,000 at December 31, 2003. At December 31, 2003, the Company has a recorded liability of $44,131,000, is holding $15,000,000 in cash collateral, and has other contractual sources of recourse available to it, including guarantees from third parties and the underlying assets held by the investment trusts.

**7. Borrowings**

At December 31, 2003, the Company has a $200,000,000 secured borrowing facility with U.S. Bank, National Association (USBNA), an affiliate of the Company. This facility is collateralized by the pledge of a savings account owned by USB. This facility can be accessed if there is money deposited in this account. At December 31, 2003, the Company had no outstanding borrowings on the secured facility from USBNA, nor were there any funds deposited in the savings account.

**7. Borrowings (continued)**

In addition, the Company has a $50,000,000 secured line from USBNA, borrowings under which are to be collateralized by securities held in customers' margin accounts and trading securities owned. At December 31, 2003, the Company had no outstanding borrowings on this facility.

**8. Contingent Liabilities**

The Company is involved in various lawsuits, arbitration proceedings, threatened lawsuits, and regulatory inquiries related to its securities business. Management of the Company, after consultation with counsel, believes that the resolution of these various lawsuits, arbitration, claims, and regulatory inquiries will have no material adverse effect on the financial statements.

**9. Lease Commitments**

The Company leases office space under a noncancelable lease agreement. Future minimum payments, net of sublease rentals, under this operating lease consisted of the following at December 31, 2003:

| | |
|---|---|
| 2004 | $184,312 |
| 2005 | 174,926 |
| 2006 | 148,571 |
| Total minimum lease payments | $507,809 |

Rental expense of $510,405 and rental income (net of operating costs) in the amount of $154,433 were recorded for the year ended December 31, 2003.

**10. Financial Instruments With Off-Balance-Sheet Risk**

In the normal course of business, the Company's customer and trading activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event that the other party to the transaction is unable to fulfill its contractual obligations.

**10. Financial Instruments With Off-Balance-Sheet Risk (continued)**

The Company's financing and customer securities activities involve the Company using securities as collateral. In the event that the counterparty does not meet its contractual obligation to return securities used as collateral or customers do not deposit additional securities or cash for margin when required, the Company may be exposed to the risk of reacquiring the securities or selling the securities at unfavorable market prices in order to satisfy its obligations to its customers or counterparties. The Company controls this risk by monitoring the market value of securities pledged or used as collateral on a daily basis and requiring adjustments in the event of excess market exposure.

In the normal course of business, the Company obtains securities under resale and custody agreements on terms that permit it to repledge or resell the securities to others. At December 31, 2003, the Company obtained securities with a fair value of approximately $40,187,731 on such terms, $504,641 of which have been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy its commitments under proprietary short sales.

The Company sells securities not yet purchased (short sales) for its own account. The establishment of short positions exposes the Company to off-balance-sheet market risk in the event that prices increase, as the Company may be obligated to acquire the securities at market prices in excess of the values recorded.

The Company provides investment, financing, and related services to a diverse group of customers, including institutional and individual investors, governments, and corporations. The Company's exposure to credit risk associated with the nonperformance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile securities markets, credit markets, and regulatory changes. This exposure is measured on an individual customer basis, as well as for groups of customers that share similar attributes. To alleviate the potential for risk concentrations, credit limits are established and continually monitored in light of changing customer and market conditions. At December 31, 2003, the Company did not have significant concentrations of credit risk with any single or group of customers or counterparties.

**11. Transactions With Affiliates**

In the ordinary course of business, the Company enters into transactions with USB and other affiliates. These transactions could be either charges or reimbursements to the Company and include fees for referrals, fees for the underwriting and selling of affiliated mutual funds, financing costs, royalty fees for the use of USB's name, costs for occupancy, and general and administrative services. Referral fees of $2,661,853 were received by the Company from affiliates during the year ended December 31, 2003. Total amounts of $20,731,701 were paid to USB and its affiliates for the year ended December 31, 2003. Fees paid included royalty fees of $8,962,485 and processing and other overhead charges of $11,769,216.

On December 30, 2003, in connection with the adoption of SFAS No. 123, the Company made a payment of $91,337,344 to USB for retroactive stock-based compensation expense, net of the related tax benefit. Refer to Note 2, Summary of Significant Accounting Policies, for further discussion.

At December 31, 2003, the Company had invested $85,104,229 in affiliated money market funds, which is included in cash and due from affiliates in the statement of financial condition. Interest income of $297,274 was earned on investments in affiliated money market funds during the year ended December 31, 2003.

The Company shares revenue with USBNA under a revenue-sharing arrangement, in which the Company remits 29.5% of the sales revenue to USBNA. The amount of revenue-sharing paid to USBNA for the year ended December 31, 2003 was $36,844,911.

During the year ended December 31, 2003, USB contributed additional capital of $200,000,000 to the Company.

Additionally, the Company obtains financing from USBNA to fund the Company's operating and investing activities. Interest expense of $31,438 was paid on such borrowings during the year ended December 31, 2003. Such financing is more fully described in Note 7, Borrowings.

**12. Net Capital Requirements and Other Regulatory Matters**

As a registered broker-dealer and a member firm of the National Association of Securities Dealers, Inc. (NASD), the Company is subject to the Uniform Net Capital Rule (the Rule) of the Securities and Exchange Commission (SEC) and the net capital rule of the NASD. The Company has elected to use the alternative method permitted by the Rule, which requires that it maintain minimum net capital of the greater of $250,000 or

**12. Net Capital Requirements and Other Regulatory Matters (continued)**

2% of aggregate debit balances arising from customer transactions. The NASD may prohibit a member firm from expanding its business or paying dividends if the resulting net capital would be less than 5% of aggregate debit balances. In addition, the Company is subject to certain notification requirements related to withdrawals of excess net capital.

At December 31, 2003, net capital under the Rule was $60,133,299 or 235% of aggregate debit balances, of which $59,622,547 was in excess of the minimum required net capital.

As a clearing broker-dealer, the Company has elected to compute a reserve requirement for Proprietary Accounts of Introducing Broker-Dealers (PAIB calculation), as defined. The PAIB calculation is completed in order for each correspondent firm that uses the Company as its clearing broker-dealer to classify its assets held by the Company as allowable assets in the correspondents' net capital calculation. At December 31, 2003, the Company had no reserve requirement as a result of the PAIB calculation.

**13. Employee Benefit Plans and Stock-Based Compensation**

Substantially all of the Company's employees are eligible to participate in USB's employee benefit plans.

Eligible company employees participate in the cash balance pension plan of USB. Pension benefits are based on a participant's highest five-year average annual compensation during his or her last ten years before retirement or termination from the Company. Employees are fully vested after five years of service. Plan assets primarily consist of various equity mutual funds, USB stock, and other miscellaneous assets.

In addition to providing pension benefits, the Company provides certain health care and life insurance benefits to retired employees through postretirement benefit plans offered by USB. Generally, all employees may become eligible for retiree health care benefits by meeting certain age and service requirements. The Company may also subsidize the cost of coverage for employees meeting certain age and service requirements. The medical plan contains other cost-sharing features such as deductibles and coinsurance. The estimated cost of these retiree benefit payments is accrued during the employees' active service.

Company employees also participate in a USB defined contribution retirement savings plan, which allows qualified employees, at their option, to make contributions through salary deductions under Section 401(k) of the Internal Revenue Code. Employee contributions are 100% matched by the Company up to the first 4% of an employee's

**13. Employee Benefit Plans and Stock-Based Compensation (continued)**

compensation. Although the Company's matching contribution vests immediately, a participant must be employed on December 31 to receive that year's matching contribution. All of the Company's matching contributions are initially invested in USB common stock, but an employee is allowed to reinvest the matching contributions among various investment alternatives. Employee contributions are invested, at the employees' direction, among a variety of investment alternatives.

During the year ended December 31, 2003, the Company paid $4,936,161 to USB for employee benefit plan expenses. Of this amount, $1,909,105 was the 401(k) matching contribution expense for 2003.

As discussed in Note 2, Summary of Significant Accounting Policies, certain of the Company's employees have the option to participate in the stock incentive plans offered by USB, which include incentive stock options and other stock-based awards with an exercise price generally equal to the fair value of the underlying stock at the date of grant. Options granted under the plan are generally exercisable up to ten years from the date of grant and vest over three to five years.

The following table summarizes USB stock options outstanding and weighted average exercise price for the Company's employees for the year ended December 31, 2003:

| | **Options Outstanding** | **Weighted Average Exercise Price** |
|---|---|---|
| January 1, 2003 | 2,853,708 | $21.57 |
| Exercised | **(203,001)** | **$19.48** |
| Canceled | **(431,162)** | **$24.05** |
| December 31, 2003 | **2,219,545** | **$21.28** |

### 13. Employee Benefit Plans and Stock-Based Compensation (continued)

Additional information regarding options outstanding at December 31, 2003 is as follows:

| | Options Outstanding | | | Exercisable Options | |
|---|---|---|---|---|---|
| Range of Exercise Prices | Shares | Weighted Average Remaining Contractual Life (Years) | Weighted Average Exercise Price | Shares | Weighted Average Exercise Price |
| \$10.01–\$20.00 | 843,594 | 7.8 | \$19.04 | 399,423 | \$18.98 |
| \$20.01–\$30.00 | 1,374,041 | 7.8 | \$22.63 | 527,696 | \$23.63 |
| \$30.01–\$37.15 | 1,910 | 4.6 | \$36.90 | 1,910 | \$36.90 |
| | 2,219,545 | 7.8 | \$21.28 | 929,029 | \$21.66 |

### 14. Income Taxes

The Company files a consolidated federal income tax return with USB and its affiliates. The Company is also included in the filing of any unitary state tax returns with USB and its affiliates when permitted.

At December 31, 2003, the components of income tax expense (benefit) were:

| | |
|---|---|
| Federal: | |
| Current | \$(7,518,245) |
| Deferred | 5,302,917 |
| Federal income tax | (2,215,328) |
| State: | |
| Current | 958,300 |
| Deferred | 549,525 |
| State income tax | 1,507,825 |
| Income tax benefit | \$ (707,503) |

**14. Income Taxes (continued)**

A reconciliation of the difference between the tax benefit at the federal statutory rate of 35% to the Company's applicable income tax benefit follows:

| | |
|---|---|
| Tax benefit at statutory rate of 35% | $(1,476,425) |
| State income taxes, net of federal tax benefit | 974,238 |
| Net tax-exempt municipal bond interest | (246,036) |
| Other | 40,720 |
| Income tax benefit | $ (707,503) |

The Company's state income tax expense in 2003 resulted from its share of unitary state tax expense, which was paid by USB and its affiliates. The Company is allocated its share of state income tax liability based on the Company's state apportionment factors irrespective of its income. This resulted in state income tax expense in 2003 in spite of the Company's loss from continuing operations.

Deferred income tax assets and liabilities reflect the tax effect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax reporting purposes.

The components of the Company's net deferred tax liability as of December 31 were:

| | |
|---|---|
| Deferred tax assets: | |
| Accrued expenses | $ 316,119 |
| Gross deferred tax assets | 316,119 |
| | |
| Deferred tax liabilities: | |
| Accrued compensation, pension, and retirement benefits | (4,861,133) |
| Intangibles | (934,360) |
| Fixed assets | (649,860) |
| Other investment basis differences | (484,866) |
| Gross deferred tax liabilities | (6,930,219) |
| | |
| Net deferred tax liability | $(6,614,100) |

## 14. Income Taxes (continued)

The Company has determined that a valuation reserve is not required for any of the deferred tax assets since it is more likely than not that these assets will be realized principally through carry-back to taxable income in prior years and future reversals of existing taxable temporary differences and, to a lesser extent, future taxable income.

## 15. Business Combination and Discontinued Operations

As discussed in Note 1, Organization, on February 19, 2003, the Company's parent, U.S. Bancorp, announced that its Board of Directors approved a plan to effect a spin-off of its capital markets business unit, including the investment banking and brokerage activities primarily conducted by its wholly owned subsidiary, Piper Jaffray Companies. In connection with the planned spin-off, on March 21, 2003, the Company transferred a significant portion of its fixed income capital markets division to USBPJI in exchange for USBPJI common stock representing a minority interest in USBPJI equal to approximately 4.5%. On December 30, 2003, the Company merged into USBPJC, the parent of USBPJI, and the surviving entity was renamed U.S. Bancorp Investments, Inc. This merger of entities under common control was accounted for in a manner similar to the pooling of interests method of accounting for business combinations. Accordingly, the Company's financial statements have been restated for all periods prior to the transaction to include the accounts and operations of USBPJC. On that same date, all of the business previously conducted through USBPJI and its subsidiaries was contributed by USBPJC into a newly formed subsidiary, Piper Jaffray Companies, and this subsidiary was subsequently distributed through a special dividend to the Company's parent. The merger and subsequent distribution left the principal business retained and conducted by the Company substantially unchanged. Following the December 30, 2003 distribution, the results of USBPJI, including the fixed income capital division, are reported in the Company's statement of operations as discontinued operations. On December 31, 2003, USB completed the distribution of all the outstanding shares of common stock of Piper Jaffray Companies to its shareholders.

The following table represents the condensed results of operations for the discontinued operations:

| | |
|---|---|
| Revenue | $787,805,223 |
| Noninterest expense | 732,975,895 |
| Income from discontinued operations | 54,829,328 |
| Income taxes | 16,203,411 |
| Discontinued operations, net of tax | $ 38,625,917 |

# Supplemental Information

## U.S. Bancorp Investments, Inc.

## Computation of Net Capital Pursuant to Rule 15c3-1 Under the Securities Exchange Act of 1934

December 31, 2003

| | |
|---|---|
| Stockholder's equity | $359,793,757 |
| Deductions and/or charges: | |
| Nonallowable assets: | |
| Receivable from broker dealer | 2,655,982 |
| Receivable from customers | 933,420 |
| Securities and other investments owned, not readily marketable | 1,272,253 |
| Receivable from affiliates | 228,927 |
| Office equipment and leasehold improvements | 1,913,235 |
| Goodwill | 31,306,666 |
| Other securities | 44,131,000 |
| Nonallowable cash on deposit with affiliated bank | 213,870,580 |
| Prepaid expenses and other miscellaneous assets | 1,465,457 |
| | 297,777,520 |
| Other charges: | |
| Aged fails to deliver (15 items) | 109,152 |
| Additional charges for customers' and noncustomers' security accounts | – |
| Other deductions and/or charges | 67,607 |
| | 176,759 |
| Net capital before haircuts on securities positions | 61,839,478 |
| Haircuts on securities positions: | |
| Money market funds | 1,702,085 |
| U.S. government obligations | 60 |
| Stocks and warrants | 3,884 |
| Other securities | 150 |
| | 1,706,179 |
| Net capital | $ 60,133,299 |
| Net capital requirement – 2% of combined aggregate debit items (as shown in Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3) | $ 510,752 |
| Excess net capital | $ 59,622,547 |
| Percentage of net capital to aggregate debits | 235% |

There are no material differences between the amounts presented herein and the amounts presented in the Company's amended December 31, 2003 unaudited FOCUS Part II Report.

U.S. Bancorp Investments, Inc.

# Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934

December 31, 2003

| | |
|---|---|
| Credit balances: | |
| Free credit balances and other credit balances in customers' securities accounts (including checks and drafts payable to customers) | $22,009,843 |
| Customers' securities failed to receive | 2,217,675 |
| Credit balances in firm accounts which are attributable to principal sales to customers | 7,997 |
| Market value of short securities and credit in suspense accounts | 12,888 |
| Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days | 43,310 |
| Total credits | 24,291,713 |
| | |
| Debit balances: | |
| Debit balances in customers' cash and margin accounts (excluding unsecured accounts and accounts doubtful of collection) | 25,061,785 |
| Failed to deliver of customers' securities not older than 30 calendar days | 475,835 |
| Aggregate debit items | 25,537,620 |
| Less 3% | 766,128 |
| Total debits | $24,771,492 |
| | |
| Reserve computation – excess of total debits over total credits | $ 479,779 |
| | |
| Required deposit | NONE |

There are no material differences between the amounts presented herein and the amounts presented in the Company's amended December 31, 2003 unaudited FOCUS Part II Report.

# U.S. Bancorp Investments, Inc.

## Information for Possession or Control Requirements Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934

December 31, 2003

| | | |
|---|---|---|
| 1. | Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date), but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3 | – |
| | A. Number of items | – |
| 2. | Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3 | – |
| | A. Number of items | – |

There are no material differences between the amounts presented herein and the amounts presented in the Company's amended December 31, 2003 unaudited FOCUS Part II Report.

# Supplementary Report

ERNST & YOUNG

Ernst & Young LLP
220 South Sixth Street, Ste 1400
Minneapolis, MN 55402-4509

Phone: (612) 343-1000
www.ey.com

# Supplementary Report of Independent Auditors on Internal Control by Securities and Exchange Commission Rule 17a-5

The Board of Directors and Stockholder
U.S. Bancorp Investments, Inc.

In planning and performing our audit of the financial statements of U.S. Bancorp Investments, Inc. (the Company) for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or

disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 18, 2004